07000907

BB 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

563 W 500 S, STE 225
(No. and Street)

Bountiful UT 84010
(City) (State) (Zip Code)

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Horne 801-951-1088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robison, Hill & Co
(Name – *if individual, state last, first, middle name*)

1366 E Murray-Holladay Rd, Salt Lake City, UT 84117
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED WASH. DC 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Horne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Management Corporation, as of 12/31/2006, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian Horne
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. None
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants

BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying statements of financial condition of Investment Management Corporation as of December 31, 2006 and 2005 and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Management Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

Our audit was conducted for the purpose of forming an opinion on the basic financial statements takes as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Robison, Hill & Co.

Certified Public Accountants

Salt Lake City, Utah
February 16, 2007

EXHIBIT "A"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
Assets		
Current:		
FDIC insured Cash and Cash Equivalents	$ 141,775	$ 173,552
Non-FDIC insured Cash and Cash Equivalents	48,495	63,457
Marketable Securities	31,763	17,034
Deposits with Clearing Organization	35,000	35,000
Other Deposits	1,754	1,754
Representatives Advances	11,261	2,345
Receivable from Brokers and Dealers	49,463	98,255
Total Current Assets	319,511	391,397
Furniture & Fixtures	6,872	6,872
Equipment	6,507	6,507
Less Accumulated Depreciation	(9,127)	(7,518)
Net Fixed Assets	4,252	5,861
Total Assets	$ 323,763	$ 397,258
Liabilities and Stockholders' Equity		
Current:		
Accounts Payable	$ 10,713	$ 6,306
Accrued Expenses	241,362	290,042
Income Tax Payable	100	4,688
Total Current Liabilities	252,175	301,036
Total Liabilities	252,175	301,036
Stockholders' Equity		
Common Stock, $0.01 par value, 1,000,000 shares Authorized, 520,000 shares issued and outstanding	5,200	5,200
Paid In Capital	69,800	69,800
Retained Earnings (Deficit)	(1,512)	23,122
Treasury Stock	(1,900)	(1,900)
Total Stockholders' Equity	71,588	96,222
Total Liabilities and Stockholders' Equity	$ 323,763	$ 397,258

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Commissions	$ 3,441,353	$ 3,299,912
Interest & Miscellaneous Income	31,169	31,166
Total Revenues	3,472,522	3,331,078
Expenses		
Employee Compensation	278,176	265,642
Commissions	2,941,569	2,766,980
Communications	8,642	13,057
Occupancy and Equipment Rental	34,593	33,600
Payroll Taxes	21,994	21,571
Other Operating Expenses	212,082	208,281
Total Expenses	3,497,056	3,309,131
Income (Loss) Before Income Taxes	(24,534)	21,947
Income Taxes	(100)	(4,659)
Net Income (Loss)	$ (24,634)	$ 17,288

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings (Deficit)	Treasury Stock
Balance at December 31, 2004	520,000	$ 5,200	$ 69,800	$ 5,834	$ -
Purchase of Treasury Stock	-	-	-	-	(1,900)
Net Income (Loss)	-	-	-	17,288	-
Balance at December 31, 2005	520,000	5,200	69,800	23,122	(1,900)
Net Income (Loss)	-	-	-	(24,634)	-
Balance at December 31, 2006	520,000	$ 5,200	$ 69,800	$ (1,512)	$ (1,900)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

INVESTMENT MANAGEMENT CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Cash flows From Operating Activities:		
Net Income (Loss)	$ (24,634)	$ 17,288
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	1,609	1,813
Realized and Unrealized (Gain) or Loss from Marketable Securities	(1,441)	654
(Increase) Decrease in Receivable Brokers and Dealers	39,876	(57,915)
Increase (Decrease) in Accounts Payable	4,407	2,206
Increase (Decrease) in Accrued Expenses	(53,268)	229,114
Total Adjustments	(8,817)	175,872
Net Cash Provided (Used) by Operating Activities	(33,451)	193,160
Cash Flows from Investing Activities:		
Purchase of Fixed Assets	-	(2,639)
Purchase of Marketable Securities	(12,500)	(7,500)
Reinvested Dividends	(788)	(935)
Net Cash Provided (Used) by Investing Activities	(13,288)	(11,074)
Cash Flows from Financing Activities:		
Purchase of Treasury Stock	-	(1,900)
Net Cash Provided (Used) by Financing Activities	-	(1,900)
Net Increase in Cash and Cash Equivalents	(46,739)	180,186
Cash and Cash Equivalents, Beginning of Year	237,009	56,823
Cash and Cash Equivalents, End of Year	$ 190,270	$ 237,009
Supplemental Cash Flows Disclosure		
Income Taxes	$ 100	$ 1,105
Interest	$ -	$ -
Non Cash Investing and Financing Activities	$ -	$ -

The accompanying notes are an integral part of these financial statements.

EXHIBIT "E"

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The summary of accounting policies of Investment Management Corporation is presented to assist in understanding the Company's financial statements. The accounting principles conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

History and Dividend Policy

The Company was incorporated under the laws of the State of Nevada on August 18, 1994 under the name of Kunz & Cline Management, Inc., and changed its domicile to Utah on January 11, 1999, and changed its name to Investment Management Corporation on October 14, 1999. The Company was in the development stage as of December 31, 1994. The Company commenced planned principal operations on January 1, 1995. The Company has at the present time not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Business

The Company engages in the business of a securities broker/dealer and operates as a fully disclosed correspondent broker.

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting. Customers' securities and commodities transactions are recorded on a settlement date basis with related commissions and expenses recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Cash and Cash Equivalents

For the purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents includes FDIC and Non-FDIC insured cash.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Allowance for Doubtful Accounts

An allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivables. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

As of December 31, 2006 and 2005, management has determined that the accounts receivable are fully collectible. As such, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company holds cash and cash equivalents in both FDIC and Non-FDIC financials institutions and often exceed the FDIC insured limits. Historically, the Company has not experienced any losses due to such concentration of credit risk.

EXHIBIT "E"
(Continued)

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Financial Instruments

The Company's financial instruments, as defined under SFAS No. 107, Disclosure about Fair Value of Financial Instruments, include its cash and cash equivalents, deposits, accounts receivable, accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Reclassifications

Certain reclassifications have been made in the 2005 financial statements to conform with the 2006 presentation.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation expense for the period ended December 31, 2006 and 2005 was $1,609 and $1,813, respectively. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

Office Furniture and Equipment	5-10 years

Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Recent Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Accounting for Fair Value Measurements." SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. The Company does not expect the new standard to have any material impact on the financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 becomes effective in fiscal 2007. Management is evaluating the financial impact of this pronouncement.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement for office equipment with an officer of the Corporation. See Note 4.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006 and 2005, the Company had net capital of $48,587 and $81,803, which was $43,587 and $76,803 in excess of its required net capital of $5,000 for 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company's net capital ratio was 5.18 and 3.68, respectively.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 4 - RENT AND LEASE EXPENSE

The Company utilizes office equipment under a cancelable lease between the Corporation and an officer of the Corporation. The equipment lease is based on the profitability of the Company and is negotiated monthly. The amount due under this lease may not exceed $1,000 per month. As of December 31, 2006, no lease payments for equipment under this lease have been paid or accrued, nor are any amounts due.

The Company occupies offices under an operating lease beginning December 29, 2004 and ending January 31, 2010.

The minimum future lease payments under these leases for the next five years are:

Year Ended December 31,	Real Property	Equipment
2007	$ 35,646	$ -
2008	36,716	-
2009	37,814	-
2010	3,246	-
2011	-	-
Total Minimum Future Lease Payments	$ 113,422	$ -

Total minimum lease payments have not been reduced by $25,577 to be received in the future under a non-cancelable sublease.

The lease generally provides that insurance and maintenance expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.

NOTE 5 - INCOME TAX

As of December 31, 2006, the Company has a net operating loss carryforward of $25,823 that may be offset against future taxable income through 2026. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has not been reported in the accompanying financial statements, because the Company is uncertain as to the likelihood of utilization of the carryforward. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

INVESTMENT MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 5 - INCOME TAX (Continued)

The company has the following tax assets:

	2006	2005
Net operating loss	$ 3,873	$ -
Valuation allowance	(3,873)	-
	$ -	$ -

The provision for income taxes differs from the amount computed using the federal US statutory income tax rate as follows:

	2006	2005
Provision (Benefit) at US Statutory Rate	$ (3,680)	$ 3,292
Increase (Decrease) in Valuation Allowance	3,873	-
Other	(193)	212
US Federal Income Tax	-	3,504
Utah State Income Tax	100	1,155
Total Effective Tax Expense	$ 100	$ 4,659

Income tax expense was $100 and $4,659 for the years ended December 31, 2006 and 2005, respectively.

NOTE 6 - INVESTMENTS

The Company's investment in Marketable Securities that are bought and held principally for the purpose of selling them in the near future are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. A realized gain (loss) of $50, and $12 and unrealized gain (loss) of $1,391 and $(666) respectively, has been recorded in miscellaneous income for the years ended December 31, 2006 and 2005.

NOTE 7 - TREASURY STOCK

On December 9, 2005, the Company purchased 1,900 shares of its own common stock from ten shareholders at $1.00 per share. Treasury stock is shown at cost, and as of December 31, 2006 and 2005, consists of 1,900 and 1,900 shares of common stock, respectively.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS DECEMBER 31, 2006 AND 2005

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants

BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Investment Management Corporation
Bountiful, Utah

We have audited the accompanying financial statements of Investment Management Corporation as of and for the year ended December 31, 2006, and have issued our report thereon dated February 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robison Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
February 16, 2007

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 AND 2005

	2006	2005
Net Capital		
Total Stockholders' Equity Qualified For Net Capital	$ 71,588	$ 96,222
Deductions and/or Charges:		
A. Non-allowable assets		
Furniture, Fixtures and Equipment	4,252	5,861
Other Deposits	1,754	1,754
Representative Advances	11,261	2,345
Total Deductions and/or Charges	(17,267)	(9,960)
Net Capital Before Haircuts on Securities Position	54,321	86,262
Haircuts on Securities		
Trading Securities and Cash Investments		
Other Securities	5,734	4,459
Total Haircuts on Securities	5,734	4,459
Net Capital	$ 48,587	$ 81,803
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 10,713	$ 6,306
Accrued Expenses	241,362	290,042
Income Tax Payable	100	4,688
Total Aggregate Indebtedness	$ 252,175	$ 301,036
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital at 1500%	$ 31,775	$ 61,734
Excess Net Capital at 1000%	$ 23,369	$ 51,699
Ratio: Aggregate indebtedness to net capital	5.19 to 1	3.68 to 1

SCHEDULE 1
(Continued)

INVESTMENT MANAGEMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006 AND 2005

	2006	2005
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2006)		
Net Capital, As reported in Company's Part II (Unaudited) FOCUS Report	$ 48,687	$ 81,891
Accrue Income Tax Payable	(100)	(88)
Net Capital Per Above	$ 48,587	$ 81,803

ROBISON, HILL & CO.
A PROFESSIONAL CORPORATION

Certified Public Accountants
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Investment Management Corporation
Bountiful, Utah

In planning and performing our audit of the financial statements of Investment Management Corporation for the year ended December 31, 2006, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company operates as a fully disclosed broker.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

During our study of the practices and procedures followed by the Company, in complying with the conditions of the exemption under rule 15c3-3, no matters came to our attention indicating that such conditions of the exemption were not complied with during the audit period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Robison, Hill & Co

Certified Public Accountants

Salt Lake City, Utah
February 16, 2007

END